ROW ASSOCIATES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70520

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024**   AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ROW Associates, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

204 Moultrie Park

(No. and Street)

Nashville   **TN**   **37205**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jessica Kriewald   **862 252 1619**   jessica.kriewald@jrsfinancialservices.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP

(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive   **Woodbury**   **NY**   **11797**

(Address)   (City)   (State)   (Zip Code)

12-14-2004   **2107**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duncan Dashiff_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ROW Associates, LLC_____, as of December 31_____, 2 024_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Senior Managing Member

Notary Public   exp: 9/5/2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ROW ASSOCIATES, LLC AND SUBSIDIARY

DECEMBER 31, 2024

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm 1

Consolidated Financial Statements:

Consolidated Statement of Financial Condition 2

Notes to the Consolidated Financial Statement 3-7



WMK & G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Row Associates, LLC and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Row Associates, LLC and Subsidiary (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2024.

Woodbury, New York
February 15, 2025

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ROW ASSOCIATES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$	702,050
Prepaid expense		10,489
Fixed assets, net of depreciation		9,796
Deposits		358
Total assets	$	722,693

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$	41,911
Due to affiliates		58
Total liabilities		41,969
Member's equity	$	680,724
Total liabilities and member's equity	$	722,693

See notes to the consolidated financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Row Associates, LLC and subsidiary (the Company) is a Tennessee limited liability company and a wholly-owned subsidiary of Row Holdings, LLC (the Member). The Company is registered as a capital acquisition broker with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in advisory services related to mergers and acquisitions and the private placement of securities, focusing on healthcare companies predominantly within the healthcare services and healthcare IT sectors.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation
The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting.

Basis of consolidation
The consolidated financial statements include the accounts of Row Associates, LLC and its subsidiary. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" (ASC Topic 606) revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition (continued)
Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred.

Investment banking revenues consist of advisory services/corporate finance activities including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts and fundraising activities. These investment banking revenues are received based on contractual terms.

The Company's engagement agreements contain nonrefundable retainer fees ("retainer fees") which are due and payable pursuant to the terms of the agreement and/or success fees, which may be fixed or represent a percentage of value that the customer received when the corporate finance activity is completed ("success fees"). The retainer fees or other milestone fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments to ensure its fee related to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with the other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. As of December 31, 2024, there is no retainer revenue classified as deferred revenue.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable and credit policies
Accounts receivable, which generally represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Accounts receivable and credit policies *(continued)*

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of current status of the individual accounts receivable. A $1,700,000 allowance for doubtful accounts was deemed necessary at December 31, 2024. Further discussion of the underlying transaction is included in footnote 8, subsequent events.

Income taxes

Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Member, which is a flow-through entity. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

Uncertain tax positions

The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2024.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, "Financial Instruments – Credit Losses" (ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of December 31, 2023, there were no expected credit losses.

Leases

The FASB issued (ASU) 2016-02, "Leases" (Topic 842) which includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition a right of use asset and a corresponding lease liability relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Segment reporting

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses.

The Company has evaluated the guidance thereunder and has determined that The Company operates as one operating segment. For further discussion refer to Footnote 6, Reportable Segments.

3. FAIR VALUE MEASUREMENTS

The Company's short-term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short-term nature.

4. CONCENTRATION OF CREDIT RISK

The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

5. FIXED ASSETS, NET

As of December 31, 2024, fixed assets consist of the following:

Furniture and fixtures	$ 7,549
Computer equipment	20,032
Office equipment	2,072
Leasehold improvements	570
	30,223
Less accumulated depreciation	(20,427)
	$ 9,796

6. **REPORTABLE SEGMENTS**

The Company is engaged in a single line of business as a placement agent. The Company has identified its Senior Managing Partner as its chief operating decision maker ("CODM"). The CODM predominately uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in Footnote 2, summary of significant accounting policies.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $660,081 which exceeded the required minimum net capital of $5,000 by $655,081. There was $41,969 of Aggregate indebtedness as of December 31, 2024. The Company's percentage of aggregate indebtedness to net capital was 6.36%.

8. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 15, 2025 the date on which the consolidated financial statements were issued. The Company notes that it is currently has retained legal counsel for the collection of placement fees earned as of December 31st, 2024 and not received as of the issuance. The Company finds the collection of those fees to be remote and has accordingly reserved for the balance with allowance for doubtful accounts.